Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: July 21, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement/prospectus, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the definitive joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF THE WACHOVIA ANALYST/INVESTOR TELECONFERENCE HELD

ON JULY 20, 2006

Alice Lehman

Thanks to everyone for joining our call this morning. We hope you have received our earnings release by now, as well as the supplemental quarterly earnings report. If you haven’t, it is available on our website at Wachovia.com/investor.

In this call we will review the first twelve pages of the quarterly earnings report. In addition to this teleconference, this call is available through a listen only live audio webcast. Replays of the teleconference will be available by about 2 PM today and will continue through 5 PM Friday, August 25th. The replay phone number is 706-645-9291 and the access code is 1921744.

Our CEO, Ken Thompson, will kick things off. He will be followed by our CFO, Tom Wurtz, and our Chief Credit Officer, Don Truslow. Also with us are other members of our executive management team. We will be happy to take your questions at the end.

Of course, before we begin I have a few reminders. First, any forward-looking statements made during this call are subject to risks and uncertainties. Factors that could cause Wachovia’s results to differ materially from any forward-looking statements are set forth in Wachovia’s public reports filed with the SEC, including Wachovia’s Current Report on Form 8-K filed today.

Second, some of the discussion about our Company’s performance today will include references to non-GAAP financial measures. Information that reconciles those measures to GAAP measures can be found in the news release and the supplemental material located at Wachovia.com/investor.

Third, Wachovia’s proposed merger with Golden West will be addressed in a definitive joint proxy statement-prospectus to be filed with the SEC. We urge you to read that document because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy material filed with the SEC, and will also be contained in the definitive joint proxy statement-prospectus. That document and other SEC filings can be obtained for free at the SEC’s website and from Wachovia and Golden West.

Finally, when you ask questions, please give your name and your firm’s name. Now let me turn things over to Ken.

Ken Thompson

Good morning everyone. If you have read our press release you know that we delivered double-digit revenue, earnings and EPS growth year-over-year. Operating earnings, which exclude merger related charges, were $1.9 billion, or $1.18 per share.

We are particularly pleased with the continued strong execution by our team. Three of our four major businesses generated record results, and the fourth, Wealth Management, is phasing in a new investment platform for their clients, which we believe will raise them to a new level of performance in the near future.

I am particularly excited by the first full quarter of results from our recent merger partner, Westcorp, and the potential for continued expansion of our consumer lending platform. We saw excellent production, both in the Westcorp channel and in Wachovia’s dealer finance business, so we’re optimistic about our opportunities to leverage this national auto lending platform.

In addition to Westcorp, we also delivered strong organic growth in loans and deposits. And we continue to see healthy sales production in pipelines ahead in those areas.

Fee income continued to be the driver for organic revenue growth, and we produced growth in nearly every fee category. At the same time we continued to invest for the future as we opened 23 new branches this quarter, wrapped up final planning for the launch of our credit card business, and continued to drive efficiency throughout our organization.

Asset quality also continued to be impressive. Net charge-offs fell again to 8 basis points, and non-performing assets also were down to a record 25 basis points.

I also should mention that we continue to see an extremely high-level of customer satisfaction and customer loyalty scores, and very low gross customer attrition — our lowest rate ever at 10%.

Our second quarter new customer-to-loss ratio now stands at 1.31, and that is a number that should promise good organic growth ahead. At the same time, customers in our sweet spot, that is customers that borrow, transact and invest with us, continues to grow. We’re growing wallet share as well.

As you probably know, Golden West also released their earnings today. Their results were consistent with what we had expected, given the rising interest rate environment that we have been experiencing. And I continue to feel even better today than I did on the day we announced the deal about the prospects for this transaction. Our merger integration planning is right on track.

We have got a great merger team in place, led by Bob McGee from Wachovia and Jim Judd from Golden West. They are currently wrapping up our business unit reviews, and we are pleased with the progress that we’re making on the integration front. Bottom line, we very confident our Company in great shape to continue to deliver for our shareholders going forward.

And with that I will turn in over to our CFO, Tom Wurtz, who will describe our second quarter results in more detail.

Tom Wurtz

Good morning to everyone. I will be relatively brief today and only hit a portion of the pages in the deck, because I believe it is a pretty straightforward quarter. That should leave a little bit more time for your questions.

There are some line items where I will highlight how our acquisition of Westcorp has impacted our results. Westcorp was a part of Wachovia for only one month in the first quarter versus the entire second quarter.

Really solid growth year-over-year, with the exception of Wealth Management, which reflects the cost of introducing their new investment platform. We feel real good about the results there going forward.

Overall, it was a very solid quarter, marked by strong revenue growth, pristine credit quality, and good underlying expense control. We made good progress on a number of important efficiency and revenue growth initiatives, while remaining intently focused on serving the needs of our customers. We’re very pleased with the results, and we remain confident over the rest of the year.

Now turning to page one, you can see the breadth of the strength in the quarter by observing linked quarter growth in all four segments. The General Bank is the only segment impacted by Westcorp, and I will touch on that as we go through General Bank results.

Net interest income rose 4%, while the margin declined by 3 basis points. Fee and other income of 3.6 billion increased 2% on strong principal investing gains, consumer service charges and interchange income. I will provide more detail on expenses later, but in aggregate expenses increased about $60 million, or 1%.

I would characterize our loan growth as appropriate for the economic and spread environment we’re in today, solid double-digit organic growth year-over-year, with a little less growth more recently. We have provided a table here to simply break out Westcorp and the December 2005 transfer of loans from our held for sale category to the loan portfolio to enable you to more easily witness the organic growth in the portfolio.

As Ken mentioned, credit remains pristine. Don will touch on that later. As a result of continued high recovery levels net charge-offs amounted to only 8 basis points of loans. Our provision modestly exceeded charge-offs by about $8 million. And finally, we repurchased about 27 million shares in the quarter.

Page 2 requires no narration. The top table provides a reconciliation of GAAP and operating earnings, while the bottom table provides a convenient snapshot of the income statement for the last five quarters.

I would ask you to turn to page 3, financial measures. I will highlight a few line items. First, the continuing trends of improvement in our return on assets and return on equity. For the quarter ROA was 1.4% and ROE was 15.5%. Our overhead efficiency ratio was about 57% on a cash basis. Clearly room to improve, but heading in the right direction.

The margin, as I mentioned, was down 3 basis points, and it was aided by Westcorp. Given the interest rate environment, the competitive markets we operate in, and the second quarter results that we saw for all of our peers, I think it is safe to assume we will continue to see some compression in the margin over the remainder of the year.

Our tax rate dipped in the quarter, but I would not look at this as a one-time benefit. We had made progress on a number of issues in settlement discussions. And you will see that in our outlook for the year it is to sustain the tax rate within about 50 basis points of the second quarter level.

Capital ratios are all right on track with what would be expected. As a reminder, we manage ourselves to a tangible ratio of around 4.7%, excluding the FAS 115 adjustment, which marks-to-markets the investment portfolio.

Despite 23 de novos in the quarter the branch count went down as a result of 73 consolidations over the last 90 days. Finally, we have provided a brief reconciliation of the share activity for the quarter.

Turning to page 4, trading assets reflect higher syndication and CDO activity, but no real change in the risk profile of our trading activities. Securities is worth spending a moment on. On the surface 5% linked quarter growth is surprising. I would mention though that 2% of that growth comes from securitization of mortgages into securities, so simply a transfer of loans into securities. And about 1% of the growth is associated with securities that were fully hedged throughout the quarter and sold prior to quarter end. Additionally, we had the full quarter impact of purchases made in the first quarter to create balance with the CD growth that we have witnessed over the past six months. So overall ending balances are up about 1% since Q1, and a little over 4% since the beginning of the year.

Long-term debt growth may look out of trend. Growth here is attributable to two things, our first quarter of Westcorp, and the incremental debt issuance we have used to help fund stronger loan growth. It is probably worth noting though that this category that we define as long-term debt includes any debt issuance over 12 months in original maturity.

Finally, core deposits up $1.5 billion, which represents 6% year-over-year growth.

Turning to page 5, record fee income up 20% year-over-year — very solid results in service charges. Again, primarily consumer driven. You can see the transition from transaction-based commissions to asset management fees in our brokerage business as customers elect to move to managed account relationships. Versus the second quarter of last year we are up over $70 million on a quarterly basis in managed account fees. Solid growth in advisory fees is supported by a healthy pipeline as we enter the third quarter in our capital markets businesses.

Strength in global rate products, coupled with a tougher quarter for equities and a modest decline in credit products, resulted in solid trading results for the quarter. And we experienced another quarter of strong principal investing gains.

Looking at security gains of about $25 million, it is equally split between portfolio activities and corporate lending transactions that are reported as security gains. In other income, a fairly typical quarter on the heels of a Q1 which included about $130 million of unusual one-time gains, which you are all aware of.

I would ask you now to turn to page 6. Three significant items impacting the linked quarter trend are the full quarter impact of Westcorp, the cost of implementing our efficiency initiatives, and the unusual spike in Q1 expenses to implement FAS 123R, which as you all know defines the accounting for retirement eligible stock compensation expense.

Setting aside the 123R expense, and normalizing Q1 to reflect Westcorp and efficiency implementation expenses, results in linked quarter growth was about $70 million. The primary components of this $70 million are 17 million in professional fees, 14 million in T&E, 13 million in incremental loan costs. Other than that it is a collection of $1 to $2 million variances and individual expense line items. While in aggregate, higher than I would like, we feel good about these particular costs in that they are tied to business volumes and to initiatives around the firm which have finite lives. Overall expense discipline was pretty good, but we can and will do better.

Very quickly on the lines of business. General Bank is displayed on page 7. Record results with or without Westcorp. As Ken noted, Westcorp is exceeding our revenue projections. It is also experiencing lower credit costs. We feel very good about its prospects.

Solid fee growth, good underlying expense control, and great progress on both opening new branches, 23 de novos, and executing on efficiency initiatives which include the 73 branch consolidations.

With that we will turn to page 8 and Capital Management. Record earnings driven by a 22% pretax margin in brokerage. We added about 50 Series 7 brokers, and added nearly 90 Series 6 brokers in our retail branches. We added $5.5 billion in assets through our acquisition of Metropolitan West Capital Management. In aggregate AUM was relatively flat, as seasonable behavior by a few large account holders reduced institutional fixed-income balances. Overall a very solid quarter.

Wealth Management is shown on page 9. It is gaining momentum, coming out of its first quarter transformation of its advisory model. The customer response has been terrific. And we are very optimistic about the Wealth team’s ability to drive superior growth going forward.

Turning to page 10, we see the Corporate and Investment Bank had record earnings. A very solid return on equity of nearly 30%. Loan and deposit growth was very solid with both showing 16% year-over-year growth. And we entered the third quarter feeling very good about our prospects over the next 90 days. And naturally, less visibility beyond that. But to the extent the market stays supportive, I think we’re looking for a very good second half.

I will ask Don now if he could speak to asset quality, and I will finish up with a brief look at minor tweeks to our guidance.

Don Truslow

It has already been mentioned, really great quarter from a credit results standpoint. We were helped by some unexpected recoveries on the commercial side, basically some charge-offs we took two or three years ago, some in the telecom space, that we actually realized recoveries on. So charge-offs for the quarter were 8 basis points, and that includes the full quarter of Westcorp. On page 12 you can see the breakdown of where commercial charge-offs were actually in a net recovery position of about 6 basis points.

The consumer charge-offs of 23 basis points are up from the prior quarter. But again, I will just remind everybody that we’ve got a full quarter of Westcorp in the numbers, and it has already been mentioned, Westcorp’s asset quality performance has been very strong, and has outpaced what we had anticipated.

Nonperforms were down again for the quarter, a very modest 25 basis points. I have mentioned before that that it feels like we’re sort of rocking along the bottom of the credit cycle. We continue actually to see criticized assets drop just a little bit, so conditions remain pretty good. Past dues still very strong at modest levels. And Tom will touch on them in a second. This has caused us to back up and look at our guidance for the year. And we are dropping our guidance down to the 10 to 20 basis point range from 15 to 25. And we would anticipate we’re going to be probably somewhere in the middle of that range as I look at the rest of the year.

Tom, with that and I’ll turn it back to you.

Tom Wurtz

I would ask folks if they could turn to page 12, which is our full year outlook. The economic environment shown on top is a little tougher than we outlined back in January. Economic growth is a tad weaker, the yield curve a little less accommodating, and the equity markets a little bit more sluggish than we might have hoped for. In spite of that we feel pretty good about our prospects.

The changes to our guidance are really relatively subtle, and in our model they don’t produce any material difference in bottom line results. Basically we’re probably a little weaker in net interest income, reflective of the rate environment. And you should see any weakness offset in better credit, which Don spoke to, and a modestly lower tax rate. Changes to fees and expenses largely offset one another. So, while there are some geography changes, we remain confident heading into the second half of the year.

With that it is probably worth again noting that this slide does not reflect the Golden West merger, which we expect to complete in the fourth quarter of 2006. And as you know, our accretion and dilution analysis when we announced the Golden West merger was focused on 2007 and beyond.

And again, kind of reiterating some of the things Ken said, from our perspective Golden West second quarter earnings were within the range we expected and reflect the environment, the rising interest rate environment on their business model.

Golden West’s second quarter results are consistent with prior patterns showing deccelerated growth during rising rate periods. This was in the face of 9 fed moves. And historically they have seen accelerated earnings growth once rates stop rising and their loans are priced upwards. We continue to be very optimistic about the opportunities presented by Golden West, and are very eager to move towards closing the merger. We filed the regulatory applications, and we will shortly be mailing the proxy materials. And with that I will turn it back to Ken.

Ken Thompson

I think that is a good overview of our quarter and our happiness with the Golden West deal. At this point we will throw the floor open for questions.

Operator

Jonathan Balkind with Fox-Pitt.

Jonathan Balkind

A couple part question. I guess first on the unrealized gain, which I guess flowed through the private equity numbers in the quarter, could you just discuss the accounting behind taking an unrealized gain into the income statement?

Tom Wurtz

Sure, we will ask Steve to describe the transaction, and then if there’s any remaining questions I can follow up on the accounting, but I think is going to be awfully straightforward.

Steve Cummings

As you know, we’ve got a large portfolio of funds we built up over the years. We monitor it very closely and account for it conservatively. A pretty aggressive and liquid market has developed for secondary fund sales, as much as 10 billion of uninvested funds in that marketplace looking for deals. And we stay on top of that.

We felt at this point in time, as we’ve done twice before, that it was a good opportunity for us to take advantage of that market. So we sold a piece of a number of our funds, actually about 10% of the total numbers, but about one-third of the total book. And we decided we did not want to sell it in its entirety in order to retain an interest in a piece of that going forward.

Tom Wurtz

Basically, the saleable portion of those funds created a new market reference for what the value of the remaining funds we held was. That gives rise to the unrealized gain.

Jonathan Balkind

Two quick follow-ups. One, I guess for Ken. On the efficiency initiatives at Wachovia, could you just discuss a little bit about how they’re going and what you expect from a core expense standpoint in the back half?

And then for Ben, if he is in the room, deposit growth looked a little bit weak at the General Bank in the quarter. If you could just discuss the dynamics there.

Ken Thompson

The efficiency effort is going exactly as we planned it. We will finish getting to the numbers that we talked about in 2007 or early 2008. We will refresh our view on what efficiency ratios ought to be at that point in time as a result of the Golden West deal. We’re not ready to do that yet because we’re continuing to go through merger integration, and so we think it is premature to do it.

But we are getting the numbers that we wanted on the cost side. We’ve got 7 or 8 cross business unit processes that are tracking just right. Our business units in managing their own efficiency ratios are producing savings for us. Whether we hit 1 billion or not, I don’t know at this point in time, but we’re going to be well within the range of 600 million to $1 billion as we laid out.

Tom Wurtz

I would just add that we probably captured something over $200 million in run rate expense benefit last year. This year we are something over 400 with the initiatives underway. We pierced the bottom end of the 600 million to 1 billion range. We have a number of initiatives coming online. And as Ken mentioned, we would work towards the 1 billion. I don’t know whether we will get there in 2007, but clearly as you look at 2008 we will probably have captured that.

Jonathan Balkind

Great. And then on the deposit trends?

Ben Jenkins

The environment, as I’m sure you know, tougher than past periods, but we feel pretty good. Overall net of Westcorp and everything, core growth was — on a linked quarter basis was 1%; on a full year basis, 6%.

If you look at the business lines, retail did a great job. They were at 2% linked quarter growth and 7% year-over-year growth. That is in line — we have been 7 to 8% in retail for a number of quarters now.

Wholesale in the linked quarter was negative 3% and flat year-over-year. What we are seeing is customers moving monies out of transaction accounts for rate improvement off balance sheet. And the great thing is both in retail and wholesale we’re able to control those flows. On the wholesale side, if you take the money that is moving into sweeps, add them back to that 9% growth year-over-year in customer balances as opposed to being flat.

In retail we have been able to track all the movement where we picked a period, March 2005 declines in interest checking and track those monies. And almost every bit of it went back into investments, annuities and higher price CDs. We’re actually sort of pleased with the deposit numbers. And we are pleased that the model we have talked so much about really does work. It allows us to recapture monies that might move out of other transaction accounts.

Ken Thompson

Just to follow-up on that, John, investment sales in the General Bank, in the branch system, were up 13% for the quarter. That just underscores what Ben was saying.

Operator

Joseph Dickerson with Atlantic.

Joseph Dickerson

This is a question for Ben. I just wanted to know if you could elaborate a bit on your new service charge program in the General Bank, because it looks like the results were quite strong there, and I wanted to know what you were doing? And then, I wanted to know if what you’re considering service charges are increases in NSF fees, because we have seen that from some of your competitors in the quarter?

Ben Jenkins

I think what you are seeing mainly in the service charge pick up is we do have had three great years of new customer acquisitions. So the number of customers that we’re serving is dramatically up over prior periods, and that is being reflected in the service charge numbers.

We have done some moderate, but nothing extreme, on the pricing side. And we are comparing to a quarter that was low in service charges last year. So, I think it is a combination of consistent year after year great pick up in new customer acquisitions, and maybe comparing to a period that was flatter than we would have liked one year ago.

Joseph Dickerson

Have you changed anything with respect to your — with your NSF fees though?

Ben Jenkins

Not in this quarter. There were no changes made.

Ken Thompson

I want to jump in and brag a little bit on Ben and what he is doing. We’re adding 1.3 customers for every customer we’re losing. Our customer attrition rate is the lowest it has ever been. And our cross-sell, this sweet spot that we talked about where we’re doing three important things for customers, is growing nicely. So, we’re adding customers and we’re increasing market share or wallet share, and that results in growth in service charges.

Operator

Andy Collins with Piper Jaffray.

Andy Collins

Good morning, my question relates to asset liability management. I didn’t know if you had repositioned at all this quarter in advance of the Golden West combination. And also, if you could give us a view more out 12 months, as opposed to just the six months remaining in the year?

Tom Wurtz

This is Tom. No, we haven’t materially repositioned. We have taken our sensitivity down more towards neutral. And as you know, Golden West would typically be liability sensitive. From that standpoint there is modest change looking on a combined basis. But we haven’t materially changed the situation.

Again, until we consummate the deal, it is basically a floating-rate asset. And once we consummate it then we will determine what the appropriate position is to maintain. But at this point we haven’t really done a lot of fine-tuning.

Andy Collins

Yes, I guess I can’t really understand why the net interest income guidance would decline when — you guys have had it right in terms of yield curve inverting, and it is doing that as expected. Was there anything else underlying it, the lower net interest income going forward?

Tom Wurtz

No, nothing material. We just feel that it is going to be a pretty competitive environment. You have — I could imagine a situation emerging where there is pronouncements by the Fed that they think the long-term prospects for inflation are pretty well under control. That is going to keep longer-term rates down, and yet there will be constant series of economic data coming out that might suggest that in the near-term there is a couple of more rate increases. So I just think it could be unattractive environment for the remainder of the year. And if it is better than that, well, that is wonderful. But I think we want to give the best guidance we can deliver on.

Andy Collins

Just a second unrelated question on the asset management business. Clearly the revenues were stronger, somewhat due to the acquisition. I was wondering if you could elaborate on the strength that we saw there outside of the acquisition.

David Carroll

This is David Carroll. We have been restructuring our asset management business over the past year. We had a couple of gaps in our product menu, if you will. Metropolitan West goes a long way towards helping to plug those gaps in terms of having a very competitive track record in the large cap value space.

The next thing you should see from us should be some strength on the fixed-income side. We’re going through a restructuring of our fixed-income business, consolidating some small separate accounts into funds where we think we will have a positive impact on our margin there.

We continue to look for talent, both in the form of small individual firms, but individual portfolio managers. And I think you may have seen recently in the quarter we announced we brought in a new head of Global Distribution and Product Development, Peter Cieszko from Legg Mason. We are probably — we’ve got another nine months or so to go in the restructuring of our asset management business, but we like it a lot. We’re making nice progress in the institutional space. And so I’m not sure what else to add.

Operator

Jennifer Thompson with Oppenheimer.

Jennifer Thompson

Good morning everyone, can you give us a little color on the commercial real estate business, and particularly the lending environment, market conditions, any markets you are becoming more concerned with, that sort of thing?

Ben Jenkins

This is Ben Jenkins. I will be glad to comment, and we maybe want Don to comment from a credit quality standpoint, and even Steve. But our business is still very strong. We’ve got a large portfolio, 30 billion or so in the General Bank. We’re active throughout the footprint. We’re active in a few certain markets outside the footprint. We have seen good production. We have seen pipelines continuing to build. We are being, as you expect, very diligent in the underwriting process.

The Florida, South Florida markets, we are especially careful there in our underwriting, but we are still doing business there. And the credit quality, both in the residential side and in the income property side, looks very good. And we expect the second half of the year to be good for our Real Estate Financial Services group.

Don Truslow

The only thing I’d add to that are maybe just support what Ben is saying. Credit quality in the markets we’re serving continues to be very strong. The fundamentals, if anything, have gotten better over the last 12 months, with generally declining vacancy rates and rental rates being up.

It really — it does feel like our markets are in balance. And while we have seen very aggressive pricing on deals, and even some aggressive underwriting on deals, it really feels like the supply demand balance in the marketplace is very healthy at this point. We’re not really particularly concerned about any market other then the key ones that Ben just mentioned.

Jennifer Thompson

Anything you are seeing specifically in Florida and South Florida, or is it just anticipating because of the run-up in real estate pricing?

Don Truslow

Nothing we are seeing in our portfolio, but we have also been fairly conservative and disciplined, particularly in the condo market. Anecdotally we hear about some buyers not following through and giving up their deposit and the like. But as it relates to things that we have experienced directly, the portfolio continues to be very healthy.

Jennifer Thompson

Just any color you can give us on the pipeline in the Investment Banking business going into the second half of the year?

Steve Cummings

This is Steve again. We finished a good quarter. We had a very strong first quarter, so we were off a little bit from that, but up almost 30% from prior year in underwriting business. The current outlook remains strong. A little bit of choppiness in the equity business. But we’ve got a great pipeline, and hopefully that market will stabilize, and we will see nice burst of activity. But we feel very good about things right now.

Operator

Chris Mutascio with Credit Suisse.

Chris Mutascio

Tom, just a quick question. If you addressed this, I apologize. Do you have any color on what the margin movement would have been between first quarter and second quarter, excluding Westcorp, for the one month or so in first quarter and for the entire second quarter?

Tom Wurtz

No, I don’t have it handy Chris. But I will just take a guess and say that it probably would have been more like an 8 to 9 basis point decline in the absence of Westcorp, something like that. And I think that is probably within a basis point or so.

Operator

Nancy Bush with NAB Research.

Nancy Bush

Just a quick question for Don. You sounded quite surprised about the recoveries and the fact they are from the telecom sector. And I am surprised too, because I didn’t think there were any assets left to recover. If you could just elaborate on that a little bit. You had at one time a fairly large telecom portfolio, so do you look for more to come?

Don Truslow

This was actually — there was one larger recovery in the telecom space that drove a slug of the recoveries. We had hung on to that asset thinking we might eventually see some recovery, and in fact it came through during the quarter. We just really weren’t anticipating. I wouldn’t read anything from a trend standpoint into what we saw in the quarter that, gee, there’s a stack of old charged-off telecom credits that we expect we will get a lot back on. It was just a very pleasant surprise that we got it.

Nancy Bush

Could you also just — I haven’t had a chance to look at Golden West’s numbers yet. Were there any — if you could just comment on their credit quality trends as well.

Don Truslow

Their credit quality was right in line with really where it has been. I glanced at the press release this morning, but I believe their charge-off ratio again was basically zero basis points. And their nonperforms were kind of in the range of where they’ve been, very modest. No surprises there are either.

Operator

Matthew O’Connor with UBS.

Matthew O’Connor

Can you provide us with an update on your de novo expansion strategy and whether you are still targeting flat branches net of closings?

Ben Jenkins

This is Ben Jenkins. I will be happy to. Let me give you a sort of an overview. We began building in 2003. We have built since that period 244 new offices. I would say that in aggregate they are nicely ahead of our revenue expectations and our expense expectations.

Maybe a way to give some color to that is we had thought that in this year there might be an earnings drag from those offices that we had opened from 2003, 4 and 5, as much as $100 million in drag in 2006. The actual pretax earnings drag is more like $35 million.

And the nice thing is as we project forward, if you didn’t build any more, and we will, but if you didn’t build any more in 2007, it would turn positive pretax by over $50 million. And that number would grow nicely in 2008 to 160 million and in the next year 2009 to 260 million. We believe that the effort is working and working very well almost — it is in all markets.

I think we will continue to think about and work the numbers around 100 offices a year. And we will remain focused on the high-growth markets in our franchise, and will include California later. On the consolidation side, we will consolidate over 100 offices probably this year. And there will be probably a smaller number than that in 2007, but not materially smaller. After that the consolidations will begin to move down nicely.

Matthew O’Connor

Any gains related to the closing of these branches or deposit loss?

Ben Jenkins

On the consolidation, we track the deposit loss carefully, and it is very, very low. It as well less than 5% to the 2 to 3% range. We’re very pleased with our ability to hold customers as we consolidate offices.

Tom Wurtz

But no gains. Actually it results in the period we do an actual expense for it, as we write off equipment and leases and so forth. In the quarters that was probably about $9 million associated with that, that we would have included in that $30 million that we have labeled as efficiency related expenses.

Operator

Kevin Fitzsimmons with Sandler O’Neill.

Kevin Fitzsimmons

Good morning everyone, I was wondering if you could give us a little insight on how to look at the principal investing — investments going forward on how to model for that. Is the unrealized gain really more of an event that just occurred this quarter and we shouldn’t expect that kind of magnitude going forward? And if that is true, should we be looking at more of a run rate excluding that amount? I know that is a very lumpy sort of line item.

And then secondly, Ken, if you could — you mentioned earlier that you feel better about Golden West now than before. If you could just give us a little — a few specifics on why you feel better now versus before you announced the deal. Thanks.

Steve Cummings

Steve Cummings. Principal investing, as we have said in the past, that portfolio now is about 1.8 billion outstanding. And our way of looking at that is that we would expect kind of a mid teens return on that portfolio. You can do the math. It is 250 plus or minus kind of number. And we have had — it is going to be volatile because it tends to be lumpy. And we had have a — there was a fund sale and a good first quarter, a superior start to the year. But I think you’re spot on. That is not something that we would build into our expectations.

Ken Thompson

Just let me touch on Golden West. First of all, the integration is going extremely well. We are very close in the next couple of weeks to announcing both a mortgage organization structure and our Western Banking group organization structure.

Sitting in the business unit meetings in the merger integration process is very much like it is one company already. The cultures are very similar. People are already acting like we’re one team. We have already got cross referrals going from our mortgage unit to their’s and their’s to ours, which is very gratifying. There has already been training taking place to allow that to happen.

Another thing is that in the past Golden West has actually had to restrain mortgage production because of liquidity and capital constraints, and we’re just not going to have that at Wachovia. We think there is significant upside opportunity to not having to have the mortgage operation plan so carefully for volume. And we think we will get volume increase, and we think that can also help pricing some. And so we are very optimistic about that.

We have also had a chance to see all of their branch locations. We continue to be very pleased with the affluent areas where they are located. And as we have planned in California and other states for our branch expansion, we can see how we can add to their locations to give us better coverage in those markets.

And Don Truslow said, we had an assumption going in that credit underwriting at Golden West was really good. And, boy, do we feel strongly about that after a couple of months of working with them. They are professionals. Their reputation is wonderful, as you know. And everything we have seen says, if anything, they are even better than the market seems to think they are. We feel awfully good about Golden West, and think we’re going to do very well with it.

Operator

Lori Appelbaum with Goldman Sachs.

Lori Appelbaum

I just wanted to clarify my read of your comments on the near-term Golden West earnings versus expectations into ‘07. How I read your comments are as follows, that current results are impacted by rising rates, but as we go into ‘07 their expanding net interest margin leaves you still comfortable with the 1.9 billion in cash earnings that you were expecting when the deal was announced, or 6.10 per share for their results in ‘07.

Tom Wurtz

I would say Lori that clearly the conditions that have led to their second quarter results are about as unattractive as you could expect in terms of nine Fed rate increases, somewhat of a slowing mortgage market in terms of aggregate originations in the market. We think they performed very well. Earnings per share up 8%. Loans up 7%. Linked quarter basis originations and deposits are growing. Credit quality remains pristine.

Clearly as we come towards the end of the rate cycle, we would expect to see the very margin expansion that you’re describing. And as Ken mentioned, we think there’s potential opportunity for some near-term synergies in terms of production. I think the accretion dilution schedules that we put together are about as accurate as we could hope to produce at this point.

Lori Appelbaum

Based on margin expansion that is going to happen once the site is done tightening?

Tom Wurtz

Yes. And additional opportunities to cross-sell products.

Operator

Jefferson Harrelson with KBW.

Jefferson Harrelson

Has there been any changes in the teaser rates at GDW in preparation for possibly building up the increased volume that you’re talking about?

Tom Wurtz

Jeffrey, I don’t think it is in any relation to our deal. They have modified their start rate on their loans recently. They went up above the industry average. Now they have come back to something pretty much in line with probably the industry average. There are some folks lower.

Really what that drives is — it is not simply a pricing decision that is used to change volume. But it also has a big impact on quality. In terms of you want to put a rate out there that you’re not going to as a result be adversely selected from. So to the extent that you put out a start rate that is double your peers, that may make you feel good on one front, but the chances are all the best borrowers are going to the peers.

I think what you want to do is you want to have the opportunity to face-off with a customer and then present the value proposition to them that reflects appropriate underwriting standards and appraisal standards, given the risk that you’re taking on with the loan. There is really two components to it. There is one purely financial and then there’s also a credit component to it as well.

Ken Thompson

Just to remind everybody, they don’t underwrite to the start rate, they underwrite to the fully indexed rate. And, they asset-base lenders pretty significantly so that their loan to value when they put a deal on the books is pretty conservative.

Jefferson Harrelson

And just to follow-up on the credit card business. Remind us of a date for which you can resolicit some of the clients that you have sold in the past. And if you have already started that, have you had success in wooing customers back into the WB fold?

Ben Jenkins

This is Ben Jenkins. Let me comment on that. We have been hard at work. Steve Boehm is running that effort for us, and he have been hard at work building that program, building the platform, the product set, and a wonderful team of folks inside and from the industry to join him to do it.

All that was in anticipation of the relaunch. It is a third quarter relaunch, and we’re excited about it and think it will go very well. We’re not giving dates on it, but it is a third quarter relaunch. For us, as we have said in the past, this is a relationship product sold through relationship channels. We’re excited about what it could do for Wachovia.

Ken Thompson

Just as an indication, I don’t have my card yet, and I expect to get the first card that we launch. So it is hard to —.

Ben Jenkins

And he is going to get the first card.

Ken Thompson

So, it is sort of hard to talk about results yet.

Operator

(OPERATOR INSTRUCTIONS). Gary Townsend with FBR.

Gary Townsend

Have you any update with regard to the timing of the close on Golden West in the fourth quarter?

Tom Wurtz

No. Nothing. It is just in the fourth quarter. It is obviously things that are essentially beyond our control with the regulatory approval process and so forth.

Operator

Richard Bove with Punk Ziegel.

Richard Bove

I was wondering if, Ken, you could talk a little bit about how you think about the stock price? Basically it is selling at the same level as it sold in December of 2004. The multiple has come down obviously because the earnings have done so well. I’m just wondering since you have done such a superb job in thinking about customer improvement and performance and running each of the divisions, how much effort is being put into thinking about how to get the multiple on the stock higher and what could be done to make that happen?

Ken Thompson

Dick, we think about it a lot. You asked how I feel about the stock, I feel like it is undervalued. I think the stock obviously took a hit when we announced Golden West. I think the market is wrong about that. That is why, as I said earlier, I feel better and better about Golden West the more and more we get into it with our new partners.

I think that we’ve got to show some track record for little while to make people feel comfortable with that. I expect that we will do it. I expect that over time our P/E multiple will adjust as a result of that. Our P/E had adjusted significantly over the four years up to the point you’re talking about. And it has taken a hit as a result of the acquisition, and I think it will come back.

Richard Bove

On a day even like today, where you have superior earnings, you have surpassed Street expectations, and the stock is down almost $1 in price. How does this get reversed, because you clearly over the last two years have had superior earnings and it hasn’t impacted the stock price. What is going to get the stock price to go up?

Ken Thompson

Good earnings growth going forward and good performance and conservatively managing our Company so that in good times and bad times we do well. That is what we will do. You can’t manage P/E ratios other than through performance in my view. We’re turning in performance and that will have an impact over time. We are managing this Company not on a — what does the stock price do every day. We’re managing it on a longer-term perspective, and we’re very pleased with where we’re going.

Operator

Robert Patten with Morgan Keegan.

Robert Patten

Ben, a quick question on retail. Are you guys — where do you stand right now with experimenting with Sunday hours? And we have seen a lot of the smaller banks start to be open on Sundays sort of as National Commerce has been doing. Could you give us an update on your thoughts there?

Ben Jenkins

Yes. We have extended hours in two of our big markets, Washington D.C. — Metropolitan Washington and the Atlanta market. We’re looking at other markets for possible extension of hours. More offices open on Saturday. Longer hours on Saturday. More convenient hours, based on the neighborhood the office is in. But we have had, while discussions about Sunday, we have had no serious planning of Sunday, so we’re not near that at this present time.

Robert Patten

You don’t see that as a trend within retail over the next year or two?

Ben Jenkins

I wouldn’t say — three years out, who knows. I do see the trend to be more convenient through locations and all that, and to have very convenient hours. We’re doing that in markets that it makes sense to do it in. Will that extend to Sunday? It may, but the plans right now don’t call for it.

Operator

Ladies and gentlemen, we have reached the allotted time for questions and answers. I will now turn the call back over to management for closing remarks.

Ken Thompson

I just want to thank everybody for joining us. We are extremely pleased with the quarter. We are pleased with the merger integration work that is going on. I hope you could note in our report today that we are optimistic about continuing to grow shareholder value in the future. As usual, Alice and her team are available to answer questions after the call. We urge you to call if we haven’t answered all your questions. Thank you so much.